As filed with the Securities and Exchange Commission on June 28, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________ to ______________

Commission file number 1-9390

JACK IN THE BOX INC. EASY$AVER PLUS PLAN
(Full title of the Plan)

JACK IN THE BOX INC.

(Name of issuer of the securities held pursuant to the Plan)

9330 Balboa Avenue
San Diego, CA 92123
(Address of principal executive offices)

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

Report of Independent Registered Public Accounting Firm

The Participants and the Administrative Committee
Jack in the Box Inc. Easy$aver Plus Plan:

We have audited the accompanying statements of net assets available for benefits of the Jack in the Box Inc. Easy$aver Plus Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Diego, California
June 29, 2005

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS
Investments (Note 3)	$92,456,328	$78,058,447

Receivables:
Contributions from participants	223,590	222,356
Contributions from employer	62,268	62,247
Loan repayment	79,931	76,426
Due from broker	101,830	32,661
Interest	14	19

Total receivables	467,633	393,709

Total assets	92,923,961	78,452,156

LIABILITIES
Accrued expenses	(233,048)	(119,422)
Due to broker	(38,600)	(37,018)

Total liabilities	(271,648)	(156,440)

Net assets available for benefits	$92,652,313	$78,295,716

See accompanying notes to financial statements.

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2004	2003
ADDITIONS
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$8,480,412	$9,937,353
Interest	1,501,382	1,256,565
Dividends	949,218	222,691

	10,931,012	11,416,609

Contributions:
Participants	7,337,640	6,402,040
Employer	1,943,714	1,801,519

	9,281,354	8,203,559

Total additions	20,212,366	19,620,168

DEDUCTIONS
Deductions in net assets attributed to:
Benefits paid to participants	(5,797,311)	(4,636,139)
Administrative expenses	(58,458)	(74,421)

Total deductions	(5,855,769)	(4,710,560)

Net increase	14,356,597	14,909,608

Net assets available for benefits:
Beginning of year	78,295,716	63,386,108

End of year	$92,652,313	$78,295,716

See accompanying notes to financial statements.

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following brief description of the Jack in the Box Inc. Easy$aver Plus Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan was established effective April 1, 1983 for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Jack in the Box Inc. (the “Company”) contributions. The benefits provided under the Plan are intended to supplement the retirement benefits provided under other plans sponsored by the Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”); however, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

The Company, as plan sponsor, makes contributions to the Plan and pays a portion of the administrative costs. Subject to certain restrictions, the plan sponsor also has the authority and responsibility for the general administration of the Plan. The Chairperson of the Company’s Board of Directors is authorized to appoint the members of the Administrative Committee (the “Committee”). Mellon Bank, N.A., as the trustee, has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan. The recordkeeping administrative services are performed by Mellon HR Solutions.

The Plan covers substantially all administrative, clerical, warehouse, distribution employees and equipment technicians of the Company who have completed one year of service with at least 1,000 hours of service, receive regular payroll compensation from within the United States, and have attained age 21. Participation by eligible employees is voluntary.

Contributions — Participants can elect to contribute to the Plan any amount from 2% to 30% of their compensation in 1% increments through payroll deductions not to exceed $13,000 and $12,000, in 2004 and 2003, respectively. However, in order to pass non-discrimination testing some highly compensated employees may have additional limits placed on their deferrals. This deferral is referred to as a pre-tax deferral, i.e., it is not subject to income taxes in the year deferred. The Company contributes 50% of the first 4% of compensation that a participant contributes to the Plan.

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

1. DESCRIPTION OF THE PLAN (continued)

Vesting — Participants have a fully vested interest in their contributions plus actual earnings thereon. Company contributions vest at the rate of 25 percent for each year of service by the participant or fully vest upon attainment of age sixty-five, disability, death or termination of the Plan. The vested amount in a participant’s account normally is distributed upon termination of employment or death. The amount of the Company’s contribution that is not vested with respect to any participant is forfeited upon termination of employment and distribution of vested amount, but is restored if the participant becomes an eligible employee within five years after termination and no distribution was made at time of termination. Forfeitures are used to reduce employer contributions. No forfeitures were used to reduce employer contributions in 2004. As of December 31, 2004 and 2003, plan assets included $100,037 and $70,793, respectively, of unallocated forfeitures, which were invested in the Mellon Stable Value Fund and the Dreyfus Standish Stable Value Fund, respectively.

Participant Accounts — As of December 31, 2004, the trustee maintains twelve investment funds. Effective January 1, 2004, the Dreyfus Standish Stable Value Fund changed its name to the Mellon Stable Value Fund. Effective February 2, 2004 the American Funds Growth Fund of America was added as a new investment option in the plan and the Janus Fund was frozen to new investments. Effective August 4, 2004 and October 3, 2004, the Thompson Plumb Growth Fund and the Western Asset Core Bond Fund were added as new investment options in the plan, the Dreyfus Disciplined Stock Fund was frozen to new investments, and the Janus Fund and MSDW Institutional Technology Fund were removed from the Plan and any remaining balances were transferred into the Mellon Stable Value Fund. In accordance with the Plan amendment on August 12, 2004, the Jack in the Box Common Stock Fund was frozen to new investments effective August 4, 2004, and any remaining balances as of August 3, 2005 will be transferred into the Mellon Stable Value Fund. Participants may direct their contributions and Company matching contributions to be placed in any of the nine active investment funds allocated in multiples of 1% to any combination of these investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate.

Participants may elect to transfer all or any multiple of 1% of the value of their accounts among funds on any market trading day. Pending investment of the assets in an investment fund, the trustee may temporarily make certain short-term investments.

The Plan permits voluntary withdrawals by participants of their after-tax contributions and related earnings no more than once every six months. Because of certain Internal Revenue Service (“IRS”) regulations, participants may, with Committee approval, withdraw pre-tax deferrals, Company matching contributions (if the participant is fully vested) and certain related earnings only in the event of a financial hardship.

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

1. DESCRIPTION OF THE PLAN (continued)

Participant Loans — The Plan permits participants to borrow from the investment funds. Loans are subject to such rules and regulations as the Committee may adopt, including but not limited to the following: (1) the amount of the loan is subject to certain limitations, (2) the loan bears interest at prevailing rates and repayments are to be made through payroll deductions, and (3) the payment of a processing fee is required. Amounts loaned to participants are treated as invested in such loans and, to the extent unpaid, do not generate any earnings other than interest thereon.

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months, if any, or 50% of their account balance. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Interest rates range from 5% to 11%.

Payment of Benefits — Benefits are recorded when paid. On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to (a) receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan or Individual Retirement Account (IRA), or (c) receive annual installments over a specified period. When a participant terminates employment and the value of the vested portion of a participant’s account exceeds $5,000, the plan must receive the participant’s consent to the receipt of the distribution. If an inactive participant does not receive a distribution prior to reaching age 65, full distribution of the participant’s account shall be made upon reaching age 65. Participant’s may also receive hardship withdrawals in a lump sum payment. Active participant’s are eligible to receive in-service, hardship, or age 59 1/2 withdrawals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared using the accrual method of accounting.

Investments — The Plan’s common/collective trust funds are stated at fair value, which have been determined based on the quoted market price of the funds. The Plan’s investments in common stocks and mutual funds are stated at fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. All receivables and liabilities are valued at cost, which approximates fair value.

Administrative Expenses — Administrative expenses represent estimates of amounts incurred for recordkeeping services and other administrative type services.

Use of Estimates — The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

3. INVESTMENTS

Investments consist of the following at December 31, 2004 and 2003:

	December 31, 2004			December 31, 2003
		Fair			Fair
Description of Investments	Cost	Value		Cost	Value

TBC, Inc. Pooled Employee Funds	$15,805	$15,805		$17,552	$17,552

Mellon Stable Value Fund, Series J	30,888,346	30,881,269	*	—	—

Dreyfus Standish Stable Value Fund	—	—		26,140,932	26,134,320	*

Dodge & Cox Stock Funds	4,217,890	5,033,440	*	1,976,734	2,312,205

Dreyfus Disciplined Stock Fund	7,513,233	7,666,786	*	8,879,187	8,490,159	*

Dreyfus Short-Intermediate Government Fund	2,591,988	2,524,029		3,349,526	3,332,009

American Funds Growth Fund of America, Class R4	843,853	907,349		—	—

Thompson Plumb Growth Fund	435,285	449,999		—	—

Western Asset Core Bond Fund	376,058	374,598		—	—

Heartland Value Fund	7,019,818	8,317,791	*	5,095,273	6,864,766	*

Janus Fund	—	—		1,723,400	1,554,110

MSIF Trust Mid Cap Growth Portfolio, Adviser Class Fund	3,832,646	3,826,196		3,164,204	2,467,256

Morgan Stanley Dean Witter Institutional Technology Fund	—	—		1,222,092	1,141,674

Artisan International Fund	1,067,123	1,192,063		341,464	386,893

Oakmark Equity and Income Fund	13,034,433	14,239,283	*	11,224,159	11,685,940	*

Jack in the Box Inc. Common Stock	6,477,219	11,160,549	*	7,963,061	8,167,231	*

Participant Loans	—	5,867,171	*	—	5,504,332	*

	$78,313,697	$92,456,328		$71,097,584	$78,058,447

*	Investments exceeding 5% of the Plan’s net assets as of the end of the year.

JACK IN THE BOX INC. EASY$AVER PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
(continued)

3. INVESTMENTS (continued)

During 2004 and 2003 the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

	2004	2003
Mutual funds	$2,888,557	$8,359,133
Common stock	5,591,855	1,578,220

	$8,480,412	$9,937,353

4. FEDERAL INCOME TAXES

The Plan received its latest determination letter dated May 29, 2002, in which the IRS has determined that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan sponsor believes that the Plan continues to qualify and to operate as designed, and the related trust is tax exempt.

The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Schedule I

JACK IN THE BOX INC. EASY$AVER PLUS PLAN
EIN: 95-2698708
Plan Number: 003

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

		(c)
	(b)	Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	(e)
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Current Value

	Common/Collective Trust Funds:

*	The Boston Company	15,805 shares of TBC, Inc. Pooled Employee Funds	$15,805	$15,805

*	The Mellon, NA Trust Company	30,887,828 shares of Mellon Stable Value Fund, Series J	30,888,346	30,881,269

			30,904,151	30,897,074

*	Jack in the Box Inc.	302,700 shares of Jack in the Box Inc. Common Stock	6,477,219	11,160,549

*	Participant Loans	Interest rates ranging from 5% to 11%	—	5,867,171

(continued)

Schedule I

JACK IN THE B
OX INC. EASY$AVER PLUS PLAN
EIN: 95-2698708
Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

		(c)
	(b)	Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	(e)
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value

	Mutual Funds:

	Dodge & Cox Funds	38,653 shares of Dodge & Cox Stock Fund	$4,217,890	$5,033,440

*	The Mellon, NA Trust Company	240,112 shares of Dreyfus Disciplined Stock Fund	7,513,233	7,666,786

*	The Mellon, NA Trust Company	239,018 shares of Dreyfus Short-Intermediate Government Fund	2,591,988	2,524,029

	Heartland Investor Services, Inc.	166,990 shares of Heartland Value Fund	7,019,818	8,317,791

	Thompson Plumb Funds, Inc.	9,617 shares of Thompson Plumb Growth Fund	435,285	449,999

	Morgan Stanley Institutional Fund Trust	186,371 shares of MSIF Trust Mid-Cap Growth Portfolio, Adviser Class Fund	3,832,646	3,826,196

	American Funds	33,322 shares of American Funds Growth Fund of America, Class R4	843,853	907,349

	Artisan Funds, Inc.	53,842 shares of Artisan International Fund	1,067,123	1,192,063

	Oakmark Equity and Income	605,927 shares of Oakmark Equity and Income I Fund	13,034,433	14,239,283

	Western Asset Core Funds	32,630 shares of Western Asset Core Bond Fund	376,058	374,598

			40,932,327	44,531,534

			$78,313,697	$92,456,328

*	Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

EXHIBITS

Number	Description
23	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JACK IN THE BOX INC. EASY$AVER
PLUS PLAN

By:	JERRY REBEL

Jerry Rebel
Member, Administrative Committee
Date: June 29, 2005